Certain identified information has been omitted from this exhibit because it is both not material and is the type that the registrant treats as private or confidential. [Redacted] indicates that information has been omitted.

Exhibit 99.11

Conformed Version

LOCK-UP AGREEMENT

THIS AGREEMENT is made as of October 2, 2023

BETWEEN:

LITHIUM AMERICAS CORP., a corporation existing under the laws of the Province of British Columbia, and to be named Lithium Americas (Argentina) Corp. as at the Effective Time (“LAC”)

- and –

1397468 B.C. LTD., a corporation existing under the laws of the Province of British Columbia, and to be named Lithium Americas Corp. as at the Effective Time (“Spinco”)

- and -

GFL INTERNATIONAL CO., LIMITED., a corporation existing under the laws of Hong Kong (“Ganfeng”)

RECITALS:

A.

WHEREAS, on February 28, 2022 LAC first publicly announced (the “Initial Announcement”) that it had started the process of exploring the separation of its U.S. and Argentina operations and available alternatives and, subsequently, on November 3, 2022, LAC publicly announced that it intended to advance a reorganization that would result in the separation of its North American Business (as defined in the Arrangement Agreement) and its Argentinian Business (as defined in the Arrangement Agreement) into two independent public companies (the “Separation”);

B.

WHEREAS, in connection with the implementation of the Separation, LAC and Spinco have entered into an amended and restated arrangement agreement dated June 14, 2023 (as amended, supplemented or otherwise modified from time to time, being referred to herein as the “Arrangement Agreement”) providing for an arrangement (being referred to herein as the “Arrangement”) of LAC under section 288 of the Business Corporations Act (British Columbia), which was approved by LAC Shareholders at the Meeting (as defined below), pursuant to which, among other things:

(a)	LAC will complete the Separation; and

(b)

holders of the outstanding common shares of LAC (collectively, being referred to herein as the “LAC Common Shares”) immediately prior to the Effective Time will be issued, through a series of transactions, common shares of Spinco (collectively, being referred to herein as the “Spinco Common Shares”), all on the terms and subject to the conditions to be set out in the Arrangement Agreement;

C.	WHEREAS, Ganfeng:

(a)

is the registered holder and sole beneficial owner of, and together with its Affiliate and parent company Ganfeng Lithium Co. Ltd., has exclusive direction and control over, 15,000,000 LAC Common Shares (together with any substituted, reclassified or replacement shares, the “Subject Shares”) and will, at the Effective Time (as defined herein), become the registered holder and sole beneficial owner, of, and have exclusive direction or control over, together with its Affiliate and parent company Ganfeng Lithium Co., Ltd., a specified number of Spinco Common Shares issuable to Ganfeng pursuant to the Arrangement (the Subject Shares and Spinco Common Shares, collectively, being referred to herein as the “Locked-up Shares”);

(b)

except for the Subject Shares, has no ownership of, or any right to acquire or exercise any control or direction over, directly or indirectly, any securities of LAC or Spinco or any of their respective Affiliates; and

(c)

except for this Agreement, has not entered into any open-market trade, put option, call option, or any other type of agreement, commitment or understanding with any person or entity, with respect to the acquisition, disposition or voting of any LAC Common Shares or any Spinco Common Shares;

D.

WHEREAS, in connection with the Separation, the parties are executing and delivering this lock-up agreement (such agreement, including as it may be amended, supplemented or otherwise modified from time to time, being referred to herein as the “Agreement”) setting out the terms and conditions upon which Ganfeng has agreed to, among other things: (i) not acquire any LAC Common Shares or transfer (including sell) the Subject Shares prior to the Effective Time, (ii) not acquire or transfer (including sell) any of the Locked-up Shares from and after the date hereof and for the 18 months following the Effective Date, except as expressly permitted by this Agreement, and (iii) abide by the other restrictions and covenants set forth herein; and

E.	WHEREAS, each of LAC and Spinco will be relying on the covenants, representations and warranties of Ganfeng set forth in this Agreement in connection with the completion of the Separation.

NOW, THEREFORE, this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties covenant and agree as follows:

1.	Definitions

In this Agreement, unless the context otherwise requires, in addition to terms defined elsewhere in this Agreement, the following terms have the respective meanings set out below and grammatical variations of such terms have the corresponding meanings:

“Affiliate” has the meaning given to that term in National Instrument 45-106 Prospectus Exemptions;

“Arrangement Resolution” means the special resolution of the LAC Shareholders approving the Arrangement passed at the Meeting;

“Business Day” means any day other than a Saturday, Sunday or any other day on which major banks are closed for business in the City of Vancouver, British Columbia;

“Circular” means the notice of Meeting and accompanying management information circular of LAC, including all schedules, appendices and exhibits thereto and all information incorporated by reference therein, prepared by LAC and sent to LAC Shareholders in connection with the Meeting, as amended, modified and/or supplemented from time to time;

“Effective Date” means the date on which the Arrangement becomes effective;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as LAC and Spinco agree to in writing;

“LAC Shareholders” means all persons holding LAC Common Shares, whether registered or beneficial (unless otherwise specified) at the applicable time and “LAC Shareholder” means any one of them; and

“Meeting” means the meeting of LAC Shareholders held on July 31, 2023 to consider and to vote on, inter alia, the Arrangement Resolution and for any other purpose as set out in the Circular.

2.	Lock-up

In order to ensure that subsection 55(2) of the Income Tax Act (Canada) will not apply to the series of transactions and events forming part of the Arrangement, Ganfeng hereby irrevocably and unconditionally covenants, undertakes and agrees as follows:

(a)

except as expressly permitted by Section 2(c), from the date hereof until the Effective Time, none of Ganfeng or any of its Affiliates shall, directly or indirectly, purchase or acquire any LAC Common Shares (being referred to herein as, a “Purchase”), or assign, sell, transfer, offer, contract to sell, accept an offer to purchase, gift, pledge, encumber, hypothecate, provide a security interest in respect of, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, whether by actual disposition or effective economic disposition pursuant to any swap or other arrangement that transfers to another, in whole or in part, any interest in, or economic consequences of ownership of any of the Subject Shares (being referred to herein as, a “Transfer”);

(b)

except as expressly permitted by Section 2(c), from the Effective Time until 12:00 p.m. (Vancouver time) on the date that is 18 months following the Effective Date, Ganfeng shall not, directly or indirectly (i) Purchase or Transfer any of the Locked-up Shares, (ii) Purchase or Transfer any property acquired in substitution for any Locked-up Shares, (iii) Purchase or Transfer any property 10% or more of the fair market value of which is or may be derived from any Locked-up Shares (or any property acquired in substitution for such property), or (iv) commence, participate in or in any way support any transaction or series of transactions (other than the Arrangement) pursuant to which control of LAC or Spinco is acquired by any person or group of persons;

(c)	the restrictions and limitations in Sections 2(a) and 2(b) shall not apply to:

(i)	any Purchase or Transfer of any securities pursuant to the Arrangement;

(ii)

any Purchase or Transfer from or to any Affiliate of Ganfeng that is controlled by Ganfeng from and after the Initial Announcement and for the 18 months following the Effective Date, provided that such Affiliate first agrees in writing with LAC and Spinco to be bound by the terms of this Agreement;

(iii)

any Transfer pursuant to a bona fide third party “take-over bid” (as defined in National Instrument 62-104 Take-over Bids and Issuer Bids) provided that (A) such take-over bid is made to all shareholders of LAC or Spinco, as the case may be, (B) the take-over bid is recommended for acceptance by the board of directors of LAC or Spinco, as the case may be, and (C) in the event that the take-over bid is not completed in accordance with the terms recommended to shareholders by the board of directors of LAC or Spinco, as the case may be, the Locked-up Shares will remain subject to the restrictions and limitations contained in Sections 2(a) and 2(b);

(iv)

any Transfer pursuant to or in accordance with any amalgamation, arrangement, amendment to the terms of a class of equity securities or any other transaction involving LAC or Spinco, as the case may be, as a consequence of which the interest of a holder of an equity security of the issuer may be terminated without the holder’s consent, regardless of wther the equity security is replaced with another security (any such transaction being referred to herein as a “business combination”), provided that (A) such business combination is recommended for acceptance by the board of directors of LAC or Spinco, as the case may be and (B) in the event that the business combination is not completed in accordance with the terms recommended to shareholders by the board of directors of LAC or Spinco, as the case may be, the Locked-up Shares will remain subject to the restrictions and limitations contained in Sections 2(a) and 2(b); and

(v)

any Transfer in connection with Ganfeng pledging or hypothecating any Locked-up Shares in favour of a third party lender (being referred to herein as, a “Lender”) as security for a bona fide loan (being referred to herein as, a “Loan”), provided that, any such Transfer shall be on terms and conditions acceptable to the board of directors of LAC or Spinco, as the case may be, acting reasonably, and without limitation, it will be deemed to be reasonable for the board of directors of LAC or Spinco, as the case may be, to require, as conditions of providing consent to any such Transfer, that (i) the Lender first agrees in writing with LAC and Spinco to be bound by the terms of this Agreement, (ii) the security interest of the Lender over the Locked-up Shares may not be enforced and the Lock-up Shares may not be otherwise transferred prior to the date that is 18 months following the Effective Date, without the written consent of LAC and Spinco, and (iii) upon the repayment of the Loan, the Locked-up Shares will remain subject to the restrictions and limitations contained in Sections 2(a) and 2(b).

3.	Further Assurances

Each of LAC and Ganfeng shall, from time to time and at all times hereafter at the reasonable request of the other parties but without any further consideration, do and perform all such further acts, matters and things and execute and deliver all such further documents, deeds, assignments, agreements, notices and writings and give such further assurances as shall be reasonably required for the purpose of giving effect to this Agreement.

4.	Representations and Warranties of Ganfeng

Ganfeng hereby represents and warrants to LAC and Spinco as follows and acknowledges that each of LAC and Spinco is relying on such representations and warranties in connection with entering into this Agreement and completing the transactions contemplated hereby and thereby:

(a)

Ganfeng is the registered holder and sole beneficial owner of the Subject Shares, with good and marketable title thereto, free and clear of all claims, liens, charges, encumbrances, restrictions (other than resale and similar restrictions), security interests and rights of others and no person or entity has any agreement, option, or any right or privilege capable of becoming an agreement or option (whether by law, pre-emptive or contractual), for the Transfer of any Subject Shares, or any interest therein or right thereto, except pursuant to the Arrangement Agreement and this Agreement;

(b)	the only securities of LAC held of record or beneficially owned, directly or indirectly, or over which control or direction is exercised by Ganfeng and its Affiliates are the Subject Shares;

(c)	since the Initial Announcement, none of Ganfeng or any of its Affiliates has Purchased or Transferred any LAC Common Shares;

(d)	except pursuant to the Arrangement, none of Ganfeng or any of its Affiliates has a current intention to Transfer any of the Locked-up Shares;

(e)

none of Ganfeng or any of its Affiliates has any agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of LAC (whether by law, pre-emptive or contractual) or any rights or privileges capable of becoming an agreement or option, for the purchase or acquisition by Ganfeng (or any Affiliate thereof) or transfer to Ganfeng (or any Affiliate thereof) of additional securities of LAC or any interest therein;

(f)

except pursuant to the Arrangement, none of Ganfeng or any of its Affiliates has any agreement, options, warrants or securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Spinco (whether by law, pre-emptive or contractual) or any rights or privileges capable of becoming an agreement or option, for the purchase or acquisition by Ganfeng (or any Affiliate thereof) or transfer to Ganfeng (or any Affiliate thereof) of additional securities of Spinco or any interest therein that would result in an acquisition of control of Spinco;

(g)

Ganfeng has the sole right to vote (or cause to vote) all of its Subject Shares (which have a right to vote) now held and none of the Subject Shares is subject to any power of attorney, proxy, voting trust, vote pooling or other agreement with respect to the voting or right to vote, call meetings of any of the LAC Shareholders or give consents or approvals of any kind with respect to any Subject Shares;

(h)

none of Ganfeng or any of its Affiliates is aware of any “take-over bid” (as defined in National Instrument 62-104 Take-over Bids and Issuer Bids, or similar transaction under the applicable laws of any foreign jurisdiction), whether actual, anticipated, contemplated or threatened, in respect of any securities of Ganfeng;

(i)

none of Ganfeng or any of its Affiliates has a current intention to undertake a “business combination” (as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, or similar transaction under the applicable laws of any foreign jurisdiction) that would, or would reasonably be expected to, result in an acquisition of control, directly or indirectly, of Ganfeng; and

(j)

Ganfeng is duly authorized to execute and deliver this Agreement and perform its obligations hereunder and this Agreement has been duly executed and delivered by Ganfeng and constitutes a legal, valid and binding agreement, enforceable against Ganfeng in accordance with its terms, except as may be limited by bankruptcy, insolvency and other applicable laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the performance by Ganfeng of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with: (i) any contract, commitment, agreement, understanding or arrangement of any kind to which Ganfeng is or will be a party and by which Ganfeng is or will be bound at the time of such consummation; and (ii) to its knowledge, any applicable law, including any judgement, decree, order or award of any government, court, governmental or regulatory body, arbitrator or similar body applicable to Ganfeng or its business.

5.	Representations and Warranties of LAC and Spinco

Each of LAC and Spinco, severally and not jointly, hereby represents and warrants to Ganfeng as follows and acknowledges that Ganfeng is relying on such representations and warranties in connection with entering into this Agreement and completing the transactions contemplated hereby:

(a)

Each of LAC and Spinco validly exists under the laws of the Province of British Columbia and has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and

(b)

Each of LAC and Spinco is duly authorized to execute and deliver this Agreement and perform its obligations hereunder and no other internal proceeding on its part is necessary to authorize this Agreement and this Agreement has been duly executed and delivered by each of LAC and Spinco and constitutes a legal, valid and binding agreement, enforceable against each of LAC and Spinco in accordance with its terms, except as may be limited by bankruptcy, insolvency and other applicable laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction, and the performance by each of LAC and Spinco of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with: (i) any contract, commitment, agreement, understanding or arrangement of any kind to which any of LAC and Spinco is or will be a party and by which any of LAC and Spinco is or will be bound at the time of such consummation; and (ii) to its knowledge, any applicable law, including any judgement, decree, order or award of any government, court, governmental or regulatory body, arbitrator or similar body applicable to LAC and Spinco or their respective businesses.

6.	Non-Dilution

LAC covenants and agrees with Ganfeng that, prior to the Effective Date, it shall not, without the prior written consent of Ganfeng, such consent not to be unreasonably withheld or delayed, issue any LAC Common Shares or securities convertible into LAC Common Shares; provided, however, that such restriction shall not apply to securities issued in connection with: (i) the Arrangement, (ii) the grant, vesting, exercise or settlement of any options, restricted share rights, performance share units, deferred share units and other similar issuances pursuant to LAC’s share compensation arrangements (existing or to be adopted in the future), (iii) acquisitions (including claims acquisitions or other mining interests), (iv) the exercise of any outstanding warrants, rights or other convertible securities, (v) the issuance of LAC Common Shares under its outstanding Convertible Notes (as defined in the Arrangement Agreement) in accordance with their terms; and (vi) satisfying existing contractual obligations (including without limitation the participation and top up rights of General Motors Holdings LLC under its investor rights agreement with LAC).

7.	Assignment and Amendment

(a)

None of LAC, Spinco or Ganfeng may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties, provided that each of LAC and Spinco may, at any time, assign all or any part of its rights and obligations under this Agreement without any such consent to any Affiliate of any of LAC and Spinco, as applicable, and provided further that neither LAC nor Spinco shall be relieved of its obligations hereunder and shall continue to be jointly and severally liable with such Affiliate for all of its obligations hereunder.

(b)

This Agreement shall be binding upon, enure to the benefit of and be enforceable by each of LAC and Spinco, Ganfeng and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person or entity other than LAC and Ganfeng and their respective successors or permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

(c)

Except as expressly set forth herein, this Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between LAC, Spinco and Ganfeng with respect to the subject matter hereof and shall not be modified, amended or supplemented except upon the execution and delivery of a written agreement by LAC, Spinco and Ganfeng.

8.	Notice

Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered in person, or sent by email:

(a)	in the case of Ganfeng, to:

GFL International Co., Limited.

Xingyue Financial Bay BLDG 26,

No. 4088 Luoshan Road, Pudong District

Shanghai, China

Attention:  Xiaoshen Wang

Email:    [Redacted]

with a copy (which shall not constitute notice) to: Attention: Samuel Pigott

Email: [Redacted]

with a copy (which shall not constitute notice):

Gowling WLG

Suite 2300, 550 Burrard St.

Vancouver BC

V6C 2B5

Attention: Linda Hogg

Email: [Redacted]

(b)	in the case of LAC (prior to the Effective Date):

Lithium Americas Corp.

300-900 West Hastings Street

Vancouver, British Columbia

V6C 1E5

Attention: Jonathan Evans

e-mail: [Redacted]

(c)	in the case of Spinco (prior to the Effective Date):

1397468 B.C. Ltd.

c/o Lithium Americas Corp.

300-900 West Hastings Street

Vancouver, British Columbia

V6C 1E5

Attention: Alexi Zawadzki

e-mail: [Redacted]

(d)	in the case of LAC (on and after the Effective Date):

Lithium Americas (Argentina) Corp.

300-900 West Hastings Street

Vancouver, British Columbia

V6C 1E5

Attention: John Kanellitsas

e-mail: [Redacted]

Copy to: Alex Shulga

e-mail: [Redacted]

(e)	in the case of Spinco (on and after the Effective Date):

Lithium Americas Corp.

400-900 West Hastings Street

Vancouver, British Columbia

V6C 1E5

Attention: Jonathan Evans

e-mail: [Redacted]

(f)	with a copy to in the case of any notice to Spinco or LAC (which shall not constitute notice):

Cassels Brock & Blackwell LLP

Suite 2200, HSBC Building, 885 West Georgia St.

Vancouver BC

V6C 3E8

Attention:    David Redford

Email:      [Redacted]

or to such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section 8. Any notice or other communication given or made is deemed to have been duly given or made as at the date delivered or sent if delivered personally or sent by email at the address provided herein during normal business hours on a Business Day, or otherwise on the next Business Day.

9. Governing Law

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. Any legal proceedings arising out of this Agreement will be conducted in the English language only.

10. Termination

This Agreement shall automatically terminate and be of no further force or effect upon the earliest to occur of: (i) the mutual written agreement of LAC, Spinco and Ganfeng; and (ii) the date that is the 18 months following the Effective Date.

11. Enforcement

Ganfeng agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages or other legal remedies would not be an adequate remedy. It is accordingly agreed that in the event of a breach or threatened breach by Ganfeng of any of its covenants or obligations under this Agreement, LAC and Spinco shall be entitled to equitable relief by way of an injunction or injunctions or otherwise to prevent or restrain breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, on a non-exclusive basis, in any court of the Province of British Columbia having jurisdiction, this being in addition to any other remedy to which LAC and Spinco is entitled at law or in equity. LAC and Spinco shall not be required to obtain or furnish any bond or similar instrument in connection with or as a condition to obtaining or seeking any such equitable remedy.

12. Disclosure

Ganfeng hereby consents to: (a) the disclosure of the substance of this Agreement in any press release and any other public disclosure made by LAC and Spinco in connection with the Arrangement as may be required by applicable law; (b) the filing of this Agreement on SEDAR and EDGAR; and (c) a copy of this Agreement being provided to LAC and Spinco. Except as set forth above or as required by applicable law, by any government, court, governmental or regulatory body, arbitrator or similar body, or the Arrangement Agreement, the parties shall not make any public announcement or statement with respect to this Agreement, the transactions contemplated herein or in connection with the Arrangement without the prior written approval of the other parties hereto, which shall not be unreasonably withheld or delayed.

13. Interpretation

(a)

The division of this Agreement into Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement. Any reference to gender includes all genders, including the neuter gender. Words importing the singular number only shall include the plural and vice versa. Any reference to a person or entity includes its heirs, administrators, executors, legal personal representatives, successors and permitted assigns. Any reference to a law or statute refers to such law or statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, supplemented, re-enacted or superseded, unless stated otherwise.

(b)

If any provision of this Agreement or the application thereof to LAC, Spinco or Ganfeng or circumstance is invalid or unenforceable to any extent then the remainder of this Agreement or application of such provision to LAC, Spinco or Ganfeng or circumstance (other than those to which it is held invalid or unenforceable) is not affected thereby and each remaining provision of this Agreement is valid and is enforceable to the fullest extent permitted by applicable law.

(c)

The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; and (ii) “Section” followed by a number mean and refer to the specified Section of this Agreement.

(d)

LAC, Spinco and Ganfeng waive the application of any rule of applicable law which otherwise would be applicable in connection with the construction of this Agreement that ambiguous or conflicting terms or provisions should be construed against the party (or counsel of which) that prepared the executed agreement or any earlier draft of the same.

(e)

No waiver of any provision of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.

(f)	Time is of the essence of this Agreement.

(g)

A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. (Vancouver time) on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. (Vancouver time) on the next Business Day if the last day of the period is not a Business Day. Months are counted in the manner provided in section 28 of the Interpretation Act (Canada).

14. Counterpart Execution

This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same original instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

15. Language

The parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente convention et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF the parties have executed this Lock-up Agreement as of the date first written above.

Yours truly,

LITHIUM AMERICAS CORP.

By:	(signed) “Jonathan Evans”
Name:	Jonathan Evans
Title:	President & Chief Executive Officer

1397468 B.C. LTD.

By:	(signed) “Alexi Zawadzki”
Name:	Alexi Zawadzki
Title:	Vice President

GFL INTERNATIONAL CO., LIMITED

By:	(signed) “Wang Xiaoshen”
Name:	Wang Xiaoshen
Title:	Director